                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ---------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                               Dynex Capital, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                           (Title of Class Securities)

                                    26817Q506
                                 (CUSIP Number)

                               Ernest C. Garcia II
                       2525 E. Camelback Road, Suite 1150
                             Phoenix, Arizona 85016
                                 (602) 522-3200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 28, 1999
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

COVER PAGES

CUSIP NO. 26817Q506      13D, Amendment No. 2         PAGE __2__ OF __4__ PAGES


         1        NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Verde Reinsurance Company, Ltd.
                  66-0558988

         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                                         (b) / /

         3        SEC USE ONLY

         4        SOURCE OF FUNDS*
                  WC

         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) or 2(e)                              / /

         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Island of Nevis

   NUMBER OF               7       SOLE VOTING POWER                           0
     SHARES
 BENEFICIALLY
   OWNED BY                8       SHARED VOTING POWER                   821,650
     EACH
   REPORTING
  PERSON WITH              9       SOLE DISPOSITIVE POWER                      0


                           10      SHARED DISPOSITIVE POWER              821,650

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON                                       821,650

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*                                   / /

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       7.17%

         14       TYPE OF REPORTING PERSON*
                  CO


* See Instructions





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
CUSIP NO. 26817Q506       13D, Amendment No. 2         PAGE __3__ OF __4__ PAGES


         1        NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Verde Investments, Inc.
                  86-0706842

         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                                        (b) / /

         3        SEC USE ONLY

         4        SOURCE OF FUNDS*
                  WC

         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    / /

         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  ARIZONA

   NUMBER OF               7       SOLE VOTING POWER                          0
     SHARES
 BENEFICIALLY
   OWNED BY                8       SHARED VOTING POWER                  166,900
     EACH
   REPORTING
  PERSON WITH              9       SOLE DISPOSITIVE POWER                     0


                           10      SHARED DISPOSITIVE POWER             166,900

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON                                      166,900

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*                                  / /

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      1.45%

         14       TYPE OF REPORTING PERSON*
                  CO


* See Instructions




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
CUSIP NO. 26817Q506       13D, Amendment No. 2        PAGE __4__ OF __4__ PAGES



         1        NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Ernest C. Garcia II

         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                                        (b) / /

         3        SEC USE ONLY

         4        SOURCE OF FUNDS*
                  PF

         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    / /

         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

   NUMBER OF               7       SOLE VOTING POWER                          0
     SHARES
 BENEFICIALLY
   OWNED BY                8       SHARED VOTING POWER                  988,550
     EACH
   REPORTING
  PERSON WITH              9       SOLE DISPOSITIVE POWER                     0


                           10      SHARED DISPOSITIVE POWER             988,550

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON                                      988,550

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*                                  / /

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      8.62%

         14       TYPE OF REPORTING PERSON*
                  IN


* See Instructions





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
ITEM 1.  SECURITY AND ISSUER.

Title of Class of
Equity Security:                    Common Stock, $0.01 par value per share

Name of Issuer:                     Dynex Capital, Inc. ("Dynex")
Address of                          10900 Nuckols Road, 3rd Floor
Principal Office:                   Glen Allen, Virginia  23060



ITEM 2.  IDENTITY AND BACKGROUND.

(a)      NAME OF PERSON FILING:

A. Verde Reinsurance Company, Ltd., a corporation of the Island of Nevis ("Verde Reinsurance")

B.       Verde Investments, Inc., an Arizona corporation ("Verde Investments")

C. Ernest C. Garcia II ("Garcia") (Verde Reinsurance, Verde Investments and Garcia collectively, the "Reporting Persons")

This Schedule 13D, Amendment No. 2 is jointly filed pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission ("SEC") under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act") by: (i) Verde Reinsurance, by virtue of its direct beneficial ownership of Common Stock of Dynex; (ii) Verde Investments, by virtue of its direct beneficial ownership of Common Stock of Dynex and indirect beneficial ownership by virtue of its ownership of convertible preferred stock of Dynex, and (iii) Garcia, by virtue of his indirect beneficial ownership of Common Stock of Dynex via his sole ownership of all of the common stock of Verde Reinsurance and Verde Investments. This Schedule 13D, Amendment No. 2 is being filed to reflect the fact that since the filing of the Schedule 13D, Amendment No. 1, the Reporting Persons have acquired beneficial ownership of in excess of an additional 1% of the outstanding common stock of Dynex.

Certain information required by this Item 2 concerning the directors and executive officers of Verde Reinsurance and Verde Investments is set forth on
Schedule 1 attached hereto, which is incorporated herein by reference.

The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act.

(b)      RESIDENCE OR BUSINESS ADDRESS:

No change from original Schedule 13D.



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
(c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF CORPORATION IN WHICH EMPLOYMENT IS CONDUCTED:

No change from original Schedule 13D.

(d) WHETHER DURING THE LAST FIVE YEARS, SUCH PERSON HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) AND, IF SO, GIVE THE DATES, NATURE OF CONVICTION, NAME AND LOCATION OF COURT, ANY PENALTY IMPOSED, OR OTHER DISPOSITION OF THE
         CASE:

No change from original Schedule 13D.

(e) WHETHER DURING THE LAST FIVE YEARS, SUCH PERSON WAS A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS; AND, IF SO, IDENTIFY AND DESCRIBE SUCH PROCEEDINGS AND SUMMARIZE THE TERMS OF SUCH JUDGMENT, DECREE OR FINAL ORDER:

No change from original Schedule 13D.

(f)      CITIZENSHIP:

No change from original Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To date, working capital of Verde Reinsurance and Verde Investments has been used to purchase the Dynex securities at an approximate total cost (with commissions and fees) of $4,821,879 and $1,648,821, respectively. No borrowings or other types of consideration other than cash has been used to date for these purchases. If and when future purchases of Dynex securities are made, the Reporting Persons may use a variety of sources of funds; however, the Reporting Persons have no present plan, arrangement, or understanding in connection with sources of funds for future purchases of the securities.

ITEM 4.  PURPOSE OF TRANSACTION.

No change from original Schedule 13D.




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
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)      AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

         Verde Reinsurance is the direct beneficial owner of 821,650 shares of Common Stock, representing approximately 7.17% of Dynex's Common Stock, which amount includes 14,000 shares of Common Stock that may be acquired by Verde Reinsurance upon the conversion of shares of preferred stock of Dynex held by Verde Reinsurance. Verde Investments is the direct beneficial owner of 166,900 shares of Common Stock, representing approximately 1.45% of Dynex's Common Stock. Mr. Garcia is the indirect beneficial owner of 988,550 shares of Common Stock owned by Verde Reinsurance and Verde Investments, representing approximately 8.62% of Dynex's Common Stock, which amount includes 14,000 shares of Common Stock, that may be acquired by Verde Reinsurance upon the conversion of shares of preferred stock of Dynex held by Verde Reinsurance. By virtue of the relationship between Mr. Garcia and Verde Reinsurance and Verde Investments described in Item 2, Mr. Garcia may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Verde Reinsurance and Verde Investments. Ownership percentages of Common Stock is based upon the common shares outstanding per Dynex's Form 10-Q Report for the Quarter ended September 30, 1999 (11,443,840 shares of Common Stock outstanding at September 30, 1999, reflecting a one-for-four reverse Common Stock split effective August 2, 1999), plus the 14,000 shares of Common Stock into which the Dynex preferred stock held by Verde Reinsurance is convertible.

(b)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS VOTING AND DISPOSITIVE
         POWER:

A.       Verde Reinsurance:

         (i) Sole power to vote or to direct the vote -- 0

         (ii) Shared power to vote or to direct the vote - 821,650

         (iii) Sole power to dispose or to direct the disposition -- 0

         (iv) Shared power to dispose or to direct the disposition - 821,650

B.       Verde Investments:

         (i) Sole power to vote or to direct the vote -- 0

         (ii) Shared power to vote or to direct the vote - 166,900

         (iii) Sole power to dispose or to direct the disposition -- 0





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
         (iv) Shared power to dispose or to direct the disposition - 166,900

C.       Ernest C. Garcia II

         (i) Sole power to vote or to direct the vote -- 0

         (ii) Shared power to vote or to direct the vote - 988,550

         (iii) Sole power to dispose or to direct the disposition -- 0

         (iv) Shared power to dispose or to direct the disposition - 988,550

(c) TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D, WHICHEVER IS LESS:


-------------------------------------   -------------------------   -------------------------------   ---------------------
         REPORTING PERSON                        DATE OF                       AMOUNT OF                    PRICE PER
                                                PURCHASE                     COMMON STOCK                   SHARE ($)
                                                                             PURCHASED (#)
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Investments, Inc.                 12/13/99                    14,700                            6.31250
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         11/29/99                    600                               6.8125
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         11/30/99                    5,000                             7.5
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/3/99                     7,200                             7.25
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/6/99                     5,000                             7.5
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/7/99                     13,000                            7.375
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/7/99                     5,000                             7.5
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/8/99                     5,000                             7.21
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/9/99                     17,500                            6.6786
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/10/99                    5,000                             6.25
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/14/99                    16,500                            6.5284
-------------------------------------   -------------------------   -------------------------------   ---------------------

-------------------------------------   -------------------------   -------------------------------   ---------------------
         REPORTING PERSON                        DATE OF                       AMOUNT OF                    PRICE PER
                                                PURCHASE                      SECURITIES                    SHARE ($)
                                                                             PURCHASED (#)
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/15/99                     18,500                            6.3632
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/16/99                    15,000                            6.4792
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/17/99                    10,000                            6.3906
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/20/99                    6,900                             6.3406
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/21/99                    14,100                            6.2318
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/22/99                    16,000                            6.2113
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/23/99                    12,500                            6.1625
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/27/99                    13,500                            6.0296
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/28/99                    65,200                            5.9985
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/29/99                    2,900                             6.2500
-------------------------------------   -------------------------   -------------------------------   ---------------------

-------------------------------------   -------------------------   -------------------------------   ---------------------
         REPORTING PERSON                        DATE OF                       AMOUNT OF                    PRICE PER
                                                PURCHASE                    PREFERRED STOCK                   SHARE
                                                                             PURCHASED (#)(1)
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/7/99                     7,600 shares of 9.55% Series B    11.375
-------------------------------------   -------------------------   -------------------------------   ---------------------
Verde Reinsurance Company, Ltd.         12/7/99                     3,700 shares of 9.73% Series C    13.00
-------------------------------------   -------------------------   -------------------------------   ---------------------


(1) Each preferred share is exercisable into 1/2 share of Dynex Capital common stock.

(d) NO OTHER PERSON IS KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES.

(e)      NOT APPLICABLE.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No change from original Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1:     Agreement re Joint Filing of Schedule 13D, Amendment No. 2

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 30, 1999                      VERDE REINSURANCE COMPANY, LTD., a
                                              corporation of the Island of Nevis


                                              By:   /s/Ernest C. Garcia II
                                                 -------------------------------
                                                       Ernest C. Garcia II
                                              Its:     President




Dated: December 30, 1999                      VERDE INVESTMENTS, INC., an Arizona
                                              corporation


                                              By:   /s/Ernest C. Garcia II
                                                 -------------------------------
                                                       Ernest C. Garcia II
                                              Its:     President




Dated: December 30, 1999                      ERNEST C. GARCIA II


                                              By:   /s/Ernest C. Garcia II
                                                 -------------------------------
                                                       Ernest C. Garcia II, as an Individual







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                           SCHEDULE 1 TO SCHEDULE 13D


                        EXECUTIVE OFFICERS AND DIRECTORS
                 INFORMATION FOR VERDE REINSURANCE COMPANY, LTD.

No change from original Schedule 13D.



                        EXECUTIVE OFFICERS AND DIRECTORS
                     INFORMATION FOR VERDE INVESTMENTS, INC.

No change from original Schedule 13D.

                                  EXHIBIT INDEX



EXHIBIT NO.                         DESCRIPTION

Exhibit 99.1:                       Agreement re Joint Filing of Schedule 13D, Amendment No. 2






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